UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                               (Amendment No. 5)*


                                 Steelcase Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                              Class A Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   858155 20 3
                        --------------------------------
                                 (CUSIP Number)


                                December 31, 2002
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         [   ]    Rule 13d-1(b)

         [   ]    Rule 13d-1(c)

         [ x ]    Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

                               Page 1 of 7 pages

CUSIP No.         858155 20 3

--------------------------------------------------------------------------------

1. Names of reporting persons
   IRS Identification Nos. of the above persons (entities only)
       William P. Crawford

--------------------------------------------------------------------------------

2. Check the Appropriate Box if a Member of a Group (See Instructions)

         (a)   [   ]

         (b)   [   ]

--------------------------------------------------------------------------------

3. SEC Use Only

--------------------------------------------------------------------------------

4. Citizenship or Place of Organization United States of America

--------------------------------------------------------------------------------

Number of                  5.       Sole voting power            1,849,836
Shares Bene-                                          -----------------------
ficially Owned             -----------------------------------------------------
By Each                    6.       Shared voting power         10,388,618
Reporting                                              ----------------------
Person With:               -----------------------------------------------------
                           7.       Sole dispositive power       1,849,836
                                                           ------------------
                           -----------------------------------------------------
                           8.       Shared dispositive power    10,388,618
                                                             ----------------
--------------------------------------------------------------------------------


9. Aggregate Amount Beneficially Owned by Each Reporting Person 12,238,454
                                                                -------------

10. Check if the Aggregate Amount in Row (9) Excludes Certain
    Shares (See Instructions)                                       [   ]

11. Percent of Class Represented by Amount in Row (9)        23.3%
                                                      ------------------

12. Type of Reporting Person (See Instructions)        IN
                                                 ---------------
--------------------------------------------------------------------------------

                               Page 2 of 7 pages

Item 1.

         (a) Name of Issuer.

                   Steelcase Inc.

         (b) Address of Issuer's Principal Executive Offices.

                   901-44th Street SE
                   Grand Rapids, Michigan  49508

Item 2.

         (a) Name of Person Filing.

                   William P. Crawford

         (b) Address of Principal Business Office or, if none, Residence.

                   901-44th Street SE
                   Grand Rapids, Michigan 49508

         (c) Citizenship.

                   United States of America

         (d) Title of Class of Securities.

                   Class A Common Stock

         (e) CUSIP Number.

                   858155 20 3


Item 3. If this statement is filed pursuant toss.ss.240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

         (a) [ ] Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

         (b)  [ ] Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

         (c) [ ] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

         (d) [ ] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

                               Page 3 of 7 pages

         (e) [ ] An investment advisor in accordance with ss.240.13d-1(b)(1)(ii)(E);

         (f) [ ] An employee benefit plan or endowment fund in accordance with ss.240.13d- 1(b)(1)(ii)(F);

         (g) [ ] A parent holding company or control person in accordance with ss.240.13d- 1(b)(1)(ii)(G);

         (h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

         (i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

         (j)  [ ] Group, in accordance with ss.240.13d-1(b)(1)(ii)(J).


Item 4.      Ownership.

         (a) Amount beneficially owned:

                   12,238,454

         (b) Percent of class:

                   23.3%

         (c) Number of shares as to which the person has:

             (i) Sole power to vote or to direct the vote

                        1,849,836

            (ii) Shared power to vote or to direct the vote

                       10,388,618

           (iii) Sole power to dispose or to direct the disposition of

                        1,849,836

            (iv) Shared power to dispose or to direct the disposition of

                       10,388,618


                               Page 4 of 7 pages

     The number of shares reported above includes (i) 12,110,362 shares of Class B Common Stock of the Issuer which are immediately convertible into an equal number of shares of Class A Common Stock at the option of the holder and (ii) 127,682 shares of Class A Common Stock which are subject to issuance pursuant to options which are exercisable within 60 days of December 31, 2002. If shares of Class B Common Stock are transferred to any person other than a "Permitted Transferee" (as defined in the Issuer's Second Restated Articles of Incorporation), such shares are automatically converted on a share-for-share basis into shares of Class A Common Stock. Shares of Class B Common Stock of the Issuer have the same attributes as shares of Class A Common Stock of the Issuer except that each share of Class B Common Stock entitles the holder thereof to ten votes on all matters upon which Shareholders have a right to vote and each share of Class A Common Stock entitles the holder thereof to one vote on such matters.

     If all the outstanding shares of Class B Common Stock of the Issuer were converted into shares of Class A Common Stock, Mr. Crawford would be deemed to be the beneficial owner of 8.3% of the Class A Common Stock.

Item 5.   Ownership of Five Percent or Less of a Class

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6.   Ownership of More than Five Percent on Behalf of Another Person.

     Of the shares reported in Item 4, (i) 9,090,909 shares are held by Crastecom B Limited Partnership, of which partnership Mr. Crawford and Thomas Crawford, Sr., serve as managing partners, (ii) 136,919 shares are held by a trust for the benefit of members of Mr. Crawford's family, of which trust Mr. Crawford serves as trustee, (iii) 421,160 shares are held by trusts for the benefit of Mr. Crawford and members of Mr. Crawford's family, of which trusts Mr. Crawford serves as co-trustee, (iv) 51,957 shares are held by a trust for the benefit of a member of Mr. Crawford's family, of which trust Mr. Crawford's wife serves as co-trustee, (v) 814,957 shares are held by a trust for the benefit of Mr. Crawford's wife of which trust Mr. Crawford's wife serves as trustee and (vi) 61,595 shares are held by Mr. Crawford's wife.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

       N/A

Item 8.   Identification and Classification of Members of the Group

       N/A

                               Page 5 of 7 pages

Item 9.   Notice of Dissolution of Group

       N/A

Item 10. Certification

       N/A


                               Page 6 of 7 pages

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 13, 2003

                                       /s/ Sheila C. Dayton
                                       -----------------------
                                           William P. Crawford

                                       By: Sheila C. Dayton, Attorney-in Fact
                                           -----------------

                               Page 7 of 7 pages